Exhibit (a)(5)(C)

DAKOTA GROWERS PASTA COMPANY, INC.

Contact:
Tim Dodd
President and CEO
701-652-2855

FOR IMMEDIATE RELEASE

Dakota Growers Pasta Company Makes Tender Offer Filing

CARRINGTON, N.D., March 2, 2007 (PR Newswire) — Dakota Growers Pasta Company, Inc. today filed documents with the Securities and Exchange Commission for a tender offer of up to 3,920,000 shares of its common stock, or approximately 29.8% of its 13,169,382 shares currently outstanding, at a purchase price of $10.00 per share.  Shareholders may tender as many shares as they wish, but the Company is not obligated to buy more than 3,920,000 shares of common stock.  The Company will purchase shares tendered in accordance with an established priority.  The Company has not yet mailed any tender offer documents to its shareholders and is currently finalizing the tender offer documents for distribution.  The Company intends to commence the tender offer as promptly as possible.

The Company previously disclosed that it intended to conduct a tender offer as an additional way to provide liquidity to shareholders.  Further, the tender offer is an integral part of, and a condition to, the investment by MVC Capital, Inc. and La Bella Holdings, LLC.  Under the Company’s stock purchase agreement with MVC and La Bella Holdings, the Company has agreed to issue up to 1,000,000 shares of Series F nonvoting convertible preferred stock to MVC and up to 1,000,000 shares of common stock to La Bella Holdings at a purchase price of $10.00 per share for aggregate gross proceeds of up to $20 million.  The total amount of shares that MVC and La Bella Holdings purchase depends on the number of shares purchased by the Company in the tender offer.  The Company will fund the purchase of shares of its common stock pursuant to the tender offer and the payment of related fees and expenses from the equity investment by MVC and La Bella Holdings and a term loan with CoBank for $20 million.

When the definitive tender offer documents are finalized, each shareholder will receive by mail a packet of information including an Offer to Purchase and a Letter of Transmittal describing the offer and providing instructions for participating. The Offer to Purchase will include the details and risk factors associated with the tender offer. The Letter of Transmittal will be used by the shareholder to respond to the tender offer.

The Company’s Board of Directors has approved the tender offer in connection with the sale of its securities to MVC Capital and La Bella Holdings.  However, neither the Company nor its Board of Directors makes any recommendation to any shareholders as to whether to tender or refrain from tendering their shares. Shareholders must make their own decisions whether or not to tender any shares.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company’s common stock. On March 2, 2007, the Company filed information relating to an offer to purchase up to 3,920,000 shares of the Company’s common stock from its shareholders.  The solicitation of offers to sell the Company’s common stock will be made only pursuant to the tender offer documents that the Company will distribute to its shareholders after filing with the Securities and Exchange Commission.  The offer to purchase contained in the March 2, 2007 filing is not in its final form, will not be distributed to shareholders, and is not an offer to buy or the solicitation of an offer to sell any shares of the Company’s common stock. Shareholders are strongly encouraged to carefully read the definitive tender offer documents distributed to shareholders, including the Offer to Purchase, the Letter of Transmittal and other related documents, because they will contain important information about the offer.

The definitive tender offer documents, including Schedule TO and related exhibits, along with all other documents that the Company is required to file with the Securities and Exchange

Commission, are available without charge at the Securities and Exchange Commission web site at www.sec.gov and by calling Edward O. Irion, the Company’s Chief Financial Officer, at (701) 652-2855. In addition, such definitive documents will be delivered without charge to all shareholders of the Company.

Dakota Growers Pasta Company, Inc., headquartered in Carrington, North Dakota, is the third largest manufacturer and marketer of dry pasta products in North America and the manufacturer and distributor of DreamfieldsTM Healthy Carb Living Pasta.  DreamfieldsTM pasta is an excellent source of fiber, has five grams of digestible carbohydrates and a 65% lower glycemic index as compared to regular pasta.

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The information contained in this press release contains forward-looking statements.  These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions.  Certain factors could cause actual results and conditions to differ materially from those projected in these forward-looking statements, and these factors are enumerated in the Company’s periodic filings with the Securities and Exchange Commission.